Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Broadcom International Limited	Cayman Islands
Broadcom Singapore Pte Ltd.	Singapore
Broadcom Asia Distribution Pte Ltd.	Singapore
ServerWorks Corporation	Delaware
ServerWorks International Ltd.	Cayman Islands